UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1999

                        Commission File Number 333-27701

                     A. UDS 401(k) Retirement Savings Plan

                     B.   Ultramar Diamond Shamrock Corporation
                          6000 North Loop 1604 West
                          San Antonio, TX  78249-1112

                       UDS 401(k) RETIREMENT SAVINGS PLAN
            Index to Financial Statements and Supplemental Schedules
                           December 31, 1999 and 1998

                                                                          Page

Report of Independent Public Accountants...............................      3

Financial Statements:

  Statements of Net Assets Available for Plan Benefits as of
  December 31, 1999 and 1998...........................................      4

  Statements of Changes in Net Assets Available for Plan Benefits
  for the Years Ended December 31, 1999 and 1998.......................      5

  Notes to Financial Statements........................................      6

Supplemental Schedules:

  Schedule I - Schedule of Assets Held for Investment Purposes as of
  December 31, 1999....................................................     14

  Schedule II - Schedule of Reportable Transactions for the Year Ended
  December 31, 1999....................................................     15

  Schedule III - Schedule of Nonexempt Transactions for the Year Ended
  December 31, 1999....................................................     16

Signature..............................................................     17

Consent of Independent Public Accountants..............................     18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of
Ultramar Diamond Shamrock Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the UDS 401(k) Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 included as Schedule I, reportable transactions for the year ended December 31, 1999 included as
Schedule II and non-exempt transactions for the year ended December 31, 1999 included as Schedule III are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
June 16, 2000

                       UDS 401(k) RETIREMENT SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     December 31,
                                                     ------------
Assets                                         1999                 1998
                                               ----                 ----

Investments, at fair value                 $198,067,614         $141,160,367
                                            -----------         ------------

Contributions receivable:
  Employer                                      578,270              585,774
  Employee                                    1,889,132            1,818,938
                                           ------------         ------------
                                              2,467,402            2,404,712
                                           ------------         ------------

Net assets available for plan benefits     $200,535,016         $143,565,079
                                           ============         ============

                 See accompanying notes to financial statements.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                   Years Ended December 31,

                                                      1999           1998
                                                      ----           ----

Additions to net assets:
  Investment income:
    Interest and dividend income                   $ 10,480,909    $  8,511,393
    Net appreciation in fair value of investments     4,768,588       3,150,913
                                                   ------------    ------------
                                                     15,249,497      11,662,306
                                                   ------------    ------------

  Contributions:
    Employer                                          4,038,773       4,418,654
    Employee                                         10,663,142      11,567,106
                                                   ------------    ------------
                                                     14,701,915      15,985,760
                                                   ------------    ------------

Asset transfers in from other plans                  44,553,225      98,718,919
                                                   ------------    ------------

Total additions                                      74,504,637     126,366,985
                                                   ------------    ------------

Deductions from net assets:

  Benefits paid to participants                      17,534,700      23,945,850
                                                   ------------    ------------

Net increase in net assets available for plan
  benefits                                           56,969,937     102,421,135

Net assets available for plan benefits:

  Beginning of year                                 143,565,079      41,143,944
                                                   ------------    ------------
  End of year                                      $200,535,016    $143,565,079
                                                   ============    ============

                 See accompanying notes to financial statements.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

NOTE 1: DESCRIPTION OF PLAN

The following description of the UDS 401(k) Retirement Savings Plan (the Plan), formerly the Ultramar Diamond Shamrock Corporation U.S. Savings Incentive Plan, provides only general information. Participants should refer to the Plan agreement, effective January 1, 1998, for a more complete description of the Plan's provisions.

Plan Merger

Effective September 30, 1999, the Ultramar Diamond Shamrock Corporation Employee Stock Ownership Plan I and the Ultramar Diamond Shamrock Employee Stock Ownership Plan II (collectively known as the ESOP Plans) were merged with the Plan. Participant account balances from the respective ESOP Plans were transferred from Key Trust Company, the trustee of the ESOP Plans, to Vanguard Fiduciary Trust Company's UDS ESOP1 Stock Fund and UDS ESOP2 Stock Fund. These transfers are included in asset transfers in from other plans in the accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 1999. After the transfer was completed, 25% of the common stock shares were immediately eligible for diversification by the participants, with an additional 25% becoming eligible on January 1, 2000, 2001, and 2002. Current participants are not able to contribute to the UDS ESOP1 Stock Fund or the UDS ESOP2 Stock Fund.

Effective January 1, 1998, the Ultramar Diamond Shamrock 401(k) Retirement Savings Plan was merged into the Ultramar Diamond Shamrock Corporation U.S. Savings Incentive Plan, which was renamed the UDS 401(k) Retirement Savings Plan. Effective April 1, 1998, the Total Petroleum, Inc. Tax Reduction Thrift Plan and the Total Petroleum, Inc. Retail Thrift Plan were also merged into the Ultramar Diamond Shamrock Corporation U.S. Savings Incentive Plan. Effective December 31, 1998, Ultramar Energy Inc. U.S. Savings Incentive Plan merged with the Plan.

From January 1, 1998 through March 31, 1998, participants' accounts included in the Ultramar Diamond Shamrock 401(k) Retirement Savings Plan continued to be processed by CG Trust Company. Participant account balances were transferred from CG Trust Company and Fidelity Management Trust Company to Vanguard Fiduciary Trust Company's investment funds with similar investment objectives on March 31, 1998. These transfers into the Plan are included in asset transfers in from other plans in the accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 1998. Participants were allowed to transfer their account balances to other funds within the Plan subsequent to the merger of the plans.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued

General

The Plan is a defined contribution plan covering all eligible employees of Ultramar Diamond Shamrock Corporation (the Company). Eligible employees include all non-union employees and certain union employees who have completed one year of service and who are at least 21 years old (18 years old after December 31, 1998). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company is the Sponsor of the Plan. The Employee Benefits Committee (the Administrator) which consists of at least three members appointed by the Chief Executive Officer of the Company administers the Plan. The trustee and recordkeeper of the Plan is Vanguard Fiduciary Trust Company.

Contributions

Participants can contribute from 1% to 15% of their compensation, as defined in the Plan. In addition, any employee, including any employee who is not yet eligible to participate in the Plan, may make rollover contributions. Effective January 1, 1998, the Company contributes $0.60 for every $1.00 of the participant's contribution up to 6% of compensation. The Company matching contributions are invested in the same investment fund(s) and in the same proportion as the participant's current investment options.

The Company may make discretionary Company contributions to the Plan for a plan year, subject to certain limitations. For the years ended December 31, 1999 and 1998, the Company did not make additional discretionary Company contributions to the Plan.

The Internal Revenue Code (IRC) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $10,000 for 1999 and 1998.

Participant Accounts

Each participant's account is valued on a daily basis and is equal to the participant's and the Company's contributions plus investment income less benefits paid to the participant and loans.

Vesting

Participants vest immediately in their contributions, rollover contributions and actual earnings thereon. Participants become 100% vested in Company matching and discretionary contributions and related earnings after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. However, a participant will be vested in 100% of his account balance upon his death, disability, attainment of Normal Retirement Age, as defined in the Plan, termination or partial termination of the Plan or a change in control, as defined in the Plan.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued

Investment Options

During the years ended December 31, 1999 and 1998, participants were able to allocate their contributions and transfer existing account balances among ten mutual funds, a collective trust, other self-directed investments and the Ultramar Diamond Shamrock Corporation Common Stock Fund.

The collective trust is tax-exempt and invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The contracts are fully benefit responsive and are recorded at fair value. The average yield for the years ended December 31, 1999 and 1998 was 5.93% and 6.15%, respectively. The crediting interest rate as of December 31, 1999 and 1998 was 5.87% and 5.93%, respectively.

From January 1, 1998, through March 31, 1998, participants previously in the Ultramar Diamond Shamrock 401(k) Retirement Savings Plan allocated their contributions among the Ultramar Diamond Shamrock Corporation Common Stock Fund and 16 investment options.

Transfers

Plan participants can transfer the balances in any of the investment options on a daily basis.

Participant Loans

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant may elect a repayment term of up to five years for general purpose loans or up to 10 years for the purchase of a primary residence. The loan is secured by a lien on the participant's vested account balance and bears interest at a reasonable rate as determined by the Administrator. Principal and interest is repaid through payroll deductions. A participant can have only one loan outstanding at any time and must wait three months after paying off a loan before initiating a new loan.

Payment of Benefits

On termination of service, a participant can choose a lump-sum distribution equal to the vested interest of his or her account or can defer receipt of such distribution, depending on the terminated participant's vested account balance. If the vested account balance is less than $5,000, the distribution can not be deferred. If the vested account balance is more than $5,000, the participant can consent to the distribution, or can defer to a later date, not later than the normal retirement date. If the participant takes no action, the distribution is made at normal retirement date. Optional forms of payments are available to certain participants as described in the Plan agreement.

In the event of hardship, participants can elect to withdraw a portion of their vested account balance, subject to tax penalties and the cessation of elective deferral contributions under certain circumstances.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued

Forfeitures

In the event a participant terminates before becoming 100% vested in the employer contributions, the nonvested employer contribution amounts held in the participant's account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account, the nonvested amounts remaining in the participant's account are treated as a forfeiture. Forfeited amounts are used to reduce future employer contributions or defray Plan administrative costs. During 1999 and 1998, employer contributions were reduced by $159,893 and $82,266 from forfeited nonvested accounts, respectively. At December 31, 1999 and 1998, $30,036 and $159,239, respectively, in unused forfeitures were available for future use under the Plan.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with United States' generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan as of the balance sheet date. The Plan's investment in the collective trust is valued at fair value. Self-directed investments are valued at quoted market prices as of the balance sheet date. Participant loans are valued at cost which approximates fair value. The Company's common stock is valued at its quoted market price as of the balance sheet date.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in interest and dividend income.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments includes realized gains and losses on the sale of investments and unrealized appreciation of investments in accordance with the rules enacted by the Department of Labor. The computation of realized gains and losses on the sale of investments is based on the fair value (rather than historical cost) of Plan assets at the beginning of the year or at

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued

the time of purchase if purchased during the year, compared to the sale price of the investment. The computation of unrealized appreciation of investments is based on the difference, if any, between fair value at the beginning of the year plus current year purchases compared to fair value at the end of the year.

Plan Expenses

The Company pays the administrative expenses of the Plan and provides certain other services at no cost to the Plan.

Risks and Uncertainties

The Plan's investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts presented in the statements of net assets available for plan benefits.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes new accounting and reporting standards for derivative instruments. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS No. 133 for one year to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Plan has not entered into, and is not expected to enter into, any transactions involving derivative instruments or hedging activities. Therefore, management believes there would be no material effect to the Plan's financial statements as a result of implementation of this statement.

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for defined contribution plans to disclose participant-directed investment programs. During 1999, the Plan adopted SOP 99-3 and, accordingly, the 1998 financial statements have been reclassified to eliminate participant-directed fund investment program disclosure.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued

NOTE 3: INVESTMENTS

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                   December 31,

                                              1999                1998
                                              ----                ----

  Vanguard 500 Index Fund                  $24,842,696         $20,240,168
  Vanguard PRIMECAP Fund                    35,806,727          23,299,306
  Vanguard U.S. Growth Fund                 11,227,487           8,827,344
  Vanguard Wellington Fund                  27,767,821          30,377,371
  Vanguard Windsor II Fund                   8,035,535           9,964,561
  Vanguard Retirement Savings Trust         30,768,546          26,074,686
  UDS ESOP1 Stock Fund   *                  31,731,479                   -
  Ultramar Diamond Shamrock Corporation
    Common Stock Fund                        7,427,913           8,460,398
  --------------
  * Nonparticipant-directed.

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                      Years Ended December 31,

                                                  1999              1998
                                                  ----              ----

 Mutual funds                                     $ 9,961,767      $ 6,870,926
 Self-directed investments                                375            5,646
 Common stock                                      (5,193,554)      (3,725,659)
                                                  -----------      -----------

   Net appreciation in fair value of investments  $ 4,768,588      $ 3,150,913
                                                  ===========      ===========

NOTE 4: NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets and the changes in net assets relating to nonparticipant-directed investments as of and for the year ended December 31, 1999 are shown below. There were no nonparticipant-directed investments as of December 31, 1998.

                                               December 31, 1999

     Net assets:

           Common stock                         $39,541,988
                                                ===========

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued

                                                           Year Ended
                                                         December 31, 1999
                                                         -----------------

  Changes in net assets:
    Interest and dividend income                          $    480,498
    Net depreciation in fair value of investments           (4,953,413)
    Asset transfers in from other plans                     44,553,225
    Transfers to participant-directed investments             (538,322)
                                                          -------------
                                                          $ 39,541,988

NOTE 5: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

NOTE 6: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7: PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies and a trust managed by an affiliate of the Trustee and shares of common stock of the Company. Transactions in these investments qualify as party-in-interest transactions.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                          December 31,
                                                      1999            1998
                                                      ----            ----
Net assets available for plan benefits per
   the financial statements                       $200,535,016     $143,565,079
Amounts allocated to withdrawing participants         (221,857)      (1,151,538)
                                                  -------------    -------------
Net assets available for plan benefits per the
  Form 5500                                       $200,313,159     $142,413,541
                                                  ============     ============

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                    Years Ended December 31,
                                                    ------------------------
                                                        1999           1998
                                                        ----           ----
Benefits paid to participants
   per the financial statements                     $17,534,700     $23,945,850
Add:  Amounts allocated to withdrawing
      participants at end of year                       221,857       1,151,538
Less: Amounts allocated to withdrawing
      participants at beginning of period            (1,151,538)        (75,207)
                                                    -----------     ------------
Benefits paid to participants per the Form 5500     $16,605,019     $25,022,181
                                                    ===========     ============

NOTE 9: NONEXEMPT TRANSACTIONS

For the years ended December 31, 1999 and 1998, the Company failed to remit participant contributions totaling $971,756 and $1,117,220, respectively, to the Plan within the required period as specified by applicable Department of Labor regulations. These late contributions resulted in prohibited extensions of credit to the Company and represent nonexempt transactions.

                                                                    SCHEDULE I

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1999

                                                                                                               Current
   Identity of Issue                      Description of Investment                             Cost            Value
   -----------------                      -------------------------                             ----           -------
*  The Vanguard Group                 Vanguard 500 Index Fund                               $19,791,940      $ 24,842,696
*  The Vanguard Group                 Vanguard Extended Market Index Fund                       190,748           221,396
*  The Vanguard Group                 Vanguard International Growth Fund                      1,594,913         1,899,522
*  The Vanguard Group                 Vanguard International Value Fund                       1,067,358         1,164,323
*  The Vanguard Group                 Vanguard Long Term Corporate Fund                       2,069,865         1,843,197
*  The Vanguard Group                 Vanguard PRIMECAP Fund                                 27,579,408        35,806,727
*  The Vanguard Group                 Vanguard Total Bond Market Index Fund                   2,883,915         2,733,680
*  The Vanguard Group                 Vanguard U.S. Growth Fund                               9,279,638        11,227,487
*  The Vanguard Group                 Vanguard Wellington Fund                               30,577,376        27,767,821
*  The Vanguard Group                 Vanguard Windsor II Fund                                9,941,181         8,035,535
*  The Vanguard Group                 Vanguard Retirement Savings Trust                      30,768,546        30,768,546

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation

      Shamrock Corporation                ESOP1 Common Stock Fund                            26,023,752        31,731,479

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation

      Shamrock Corporation                ESOP2 Common Stock Fund                             7,358,445         7,810,509

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation

      Shamrock Corporation             Common Stock Fund                                     10,047,685         7,427,913

*  UDS 401(k) Retirement              Participant loans --
      Savings Plan                      Interest rates range from 7% - 11%                    4,737,160         4,737,160

   Self-directed investments:
    Salomon Smith Barney Inc.         Smith Barney Money Funds                                    7,229             7,229
    Salomon Smith Barney Inc.         Smith Barney Appreciation Fund                                 **            18,503
    Salomon Smith Barney Inc.         Government Backed Trust CL T-1                                 **             7,977
    Salomon Smith Barney Inc.         Government Backed Trust CTF                                    **             7,324
    Salomon Smith Barney Inc.         Government Trust CTF CL 3-C-REG                                **             8,590
                                                                                                             ------------
                                                                                                             $198,067,614
                                                                                                             ============

*   Parties-in-interest  to the  Plan.
**  Historical cost information is not available.

                                                                  SCHEDULE II

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                     Schedule of Reportable Transactions **
                          Year Ended December 31, 1999

                                                                                                  Current
                                                                                                   Value
                                                                                Historical      of Asset on       Net
  Identity of                                       Purchase      Selling        Cost of        Transaction       Gain
  Party Involved         Description of Asset         Price        Price          Asset            Date          (Loss)
  --------------        ----------------------     -----------    --------      -----------     -----------      ------

Single Transactions:
--------------------
Ultramar Diamond        Ultramar Diamond
   Shamrock               Shamrock Corporation
   Corporation*           ESOP1 Common Stock
                          Fund                     $35,769,863       N/A        $35,769,863     $35,769,863        N/A

Ultramar Diamond        Ultramar Diamond
   Shamrock               Shamrock Corporation
   Corporation*           ESOP2 Common Stock
                          Fund                       8,783,362       N/A          8,783,362       8,783,362        N/A

Series of Transactions:
-----------------------
Ultramar Diamond        Ultramar Diamond
  Shamrock                Shamrock Corporation
  Corporation *           ESOP1 Common Stock
                          Fund                      36,155,641       N/A         36,155,641      36,155,641        N/A

Ultramar Diamond        Ultramar Diamond
  Shamrock                Shamrock Corporation
  Corporation *           ESOP1 Common Stock
                          Fund                         N/A        $440,097          366,997         440,097      $73,100

Ultramar Diamond        Ultramar Diamond
  Shamrock                Shamrock Corporation
  Corporation *           ESOP2 Common Stock
                          Fund                       8,878,082       N/A          8,878,082       8,878,082        N/A

Ultramar Diamond        Ultramar Diamond
  Shamrock                Shamrock Corporation
  Corporation *           ESOP2 Common Stock
                          Fund                         N/A             98,225        94,398          98,225       3,827

*    Represents a party-in-interest.

** Single transaction or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in 29 CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. The purchase price and selling price are net of related transaction expense.

                                                                 SCHEDULE III

                       UDS 401(k) RETIREMENT SAVINGS PLAN
                       Schedule of Nonexempt Transactions
                          Year Ended December 31, 1999

                          Relationship to plan,
   Identity of            employer or other
 party involved           party-in-interest          Description of transactions         Amount        Interest
 --------------           ---------------------      ---------------------------         ------        --------
Ultramar Diamond              Employer               Participant contributions were
  Shamrock Corporation                               not remitted to the Plan in a
                                                     timely manner:

                                                     Deemed loan: January 22, 1999
                                                     Remitted:  January 27, 1999         $971,756      $5,503

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized as of June 22, 2000.

UDS 401(k) Retirement Savings Plan

By:  /s/  Penelope Viteo
          Penelope Viteo
          Member, Employee Benefits Committee and
          Vice President, Ultramar Diamond Shamrock Corporation